Exhibit 99.1

Kingsway shareholders approve tax benefit preservation plan

TORONTO, Oct. 29 /CNW/ - (TSX: KFS, NYSE: KFS) Kingsway Financial Services Inc. ("Kingsway" or the "Company") today announced that its shareholders approved a tax benefit preservation plan designed to attempt to protect the value of net operating losses (NOLs) accumulated in the Company's United States subsidiaries. The Plan is designed to deter acquisitions of common shares that could limit the Company's ability under US tax laws from using its NOLs to reduce potential US federal income tax liabilities. The Board of Directors is committed to terminating the plan as soon as the passage of time allows this tax asset to be no longer at risk.

About the Company

Kingsway Financial Services Inc. ("Kingsway" or the "Company") focuses on non-standard automobile insurance in the United States of America. Kingsway's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

Forward-Looking Statements

This press release includes forward-looking statements that are subject to risks and uncertainties. These statements relate to future events or future performance and reflect management's current expectations and assumptions. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "intend", "forecast" or similar words are used to identify such forward-looking information. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management of Kingsway. A number of factors could cause actual events, performance or results to differ materially from the events performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see Kingsway's securities filings, including its 2009 Annual Report under the heading Risk Factors in the Management's Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators' website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov or Kingsway's website at www.kingsway-financial.com. Except as expressly required by applicable securities law, Kingsway disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

%CIK: 0001072627

CO: Kingsway Financial Services Inc.

CNW 12:59e 01-NOV-10